SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

Eldorado Gold Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

284902103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐    Rule 13d-1(d)

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         *  The remainder of this cover page shall be filled out for a reporting person&#65533;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 284902103

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gold Fields Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 4,057,762
	(6)	Shared Voting Power None
	(7)	Sole Dispositive Power 4,057,762
	(8)	Shared Dispositive Power None
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,057,762
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9)
0.76%[1]
[1] Calculation based on 537,101,235 common shares outstanding as of December 15, 2009, as reported in the Issuer’s press release entitled “Eldorado Closes Acquisition of Sino Gold” filed with the SEC on Form 6-K dated December 15, 2009.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 284902103

Item 1 (a)	Name of Issuer:
Eldorado Gold Corporation
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Canada
Item 2 (a)	Name of Person Filing: Gold Fields Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
150 Helen Road Sandton, 2196 South Africa
Item 2 (c)	Citizenship: Republic of South Africa
Item 2 (d)	Title of Class of Securities: Common Shares, without par value
Item 2 (e)	CUSIP Number:
284902103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 284902103

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned: 4,057,762
(b)	Percent of Class: 0.76[1]
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:   4,057,762

(ii)    Shared power to vote or direct the vote:   None

(iii)   Sole power to dispose or to direct the disposition of:   4,057,762

(iv)    Sole power to dispose or to direct the disposition of:   None

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See Exhibit A.
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A

1 Calculation based on 537,101,235 common shares outstanding as of December 15, 2009, as reported in the Issuer’s press release entitled “Eldorado Closes Acquisition of Sino Gold” filed with the SEC on Form 6-K dated December 15, 2009.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	/s/ Cain Farrel Name: Cain Farrel Title: Corporate Secretary

Exhibit A

The securities being reported on by Gold Fields Limited are directly held by its indirect, wholly-owned subsidiary, Gold Fields Australasia Limited (British Virgin Islands).